

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Gary S. Ohlbaum
Chief Executive Officer
Global Gate Property Corp.
2519 East Kentucky Avenue
Denver, CO 80209

> **Re:** **Global Gate Property Corp.**
> **Form 8-K**
> **Filed October 25, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2010**
> **Filed November 22, 2010**
> **File No. 000-53220**

Dear Mr. Ohlbaum:

We have reviewed your response letter dated January 21, 2011 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed October 25, 2010</u>

1.   We note your response to our prior comment one. The amount used for total assets in your significance test calculations appears to be your total assets at December 31, 2008, rather than your total assets at December 31, 2009. Further, the December 31, 2009 total asset amount from your Form 10-K filed March 8, 2010 is $93,722. As such, it would appear that your estimated investment in Macoy Capital Partners of $35,000 is 37% of your total assets at December 31, 2009, and thus Macoy Capital Partners is a significant subsidiary. Please revise your filing to provide Rule 8-04 financial statements for Macoy Capital Partners, Inc. and related Rule 8-05 pro forma financial information.

<u>Form 10-K/A for the year ended December 31, 2009</u>

<u>General</u>

2.   We note your response to our prior comment two, your revisions to your Form 10-K/A for the year ended December 31, 2009 and your revisions to the Form 10-Q/A for the quarterly periods in 2009. It appears that you have retroactively restated your non-controlling interest balance for periods prior to January 1, 2009. Please tell us how you have complied with paragraph 1 of ASC 810-10-65, or tell us how you determined it was appropriate to retroactively apply paragraph 21 of ASC 810-10-45 to 2008 and prior periods.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3438 if you have questions.

                                        Sincerely,

                                        Robert Telewicz
                                        Senior Staff Accountant